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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-11775


(Check one)
[X]   Form 10-K and Form 10-KSB       Form 11-K
      Form 20-F      Form 10-Q and Form 10-QSB      Form N-SAR

         For period ended     December 31, 2002
                           -------------------------

      Transition Report on Form 10-K and Form 10-KSB
      Transition Report on Form 20-F
      Transition Report on Form 11-K
      Transition Report on Form 10-Q and Form 10-QSB
      Transition Report on Form N-SAR

         For the transition period ended ___________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant TIMCO Aviation Services, Inc.
                                 -----------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (Street and Number) 623 Radar
         Road                                                      -------------
         --------------------

         City, State and Zip Code Greensboro, North Carolina 27410
                                  ----------------------------------------------


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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         X (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

         X (b)    The subject annual report, semi-annual report, transition
report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During fiscal 2002, the Registrant, among other matters, completed a significant restructuring of its capital and equity, settled an outstanding securities class action lawsuit, completed a refinance of all of its senior debt obligations, sold one operating business and acquired a second operating business, and completed an extensive settlement agreement related to the sale of its redistribution operations in 2000. All of these activities are accounted for in the Company's results of operations for the year ended December 31, 2002. As a result, completion of the Company's 2002 Form 10-K has been delayed. The Company expects to file its 2002 Form 10-K on or before April 15, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.
                  Philip B. Schwartz, Esq.        (305)       982-5604
                  --------------------------------------------------------------
                  (Name)                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof? [X]  Yes    [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report net income for 2002 of approximately $5 million on revenues of $182 million (including a $27 million extraordinary gain arising as a result of the restructuring), compared to a net loss of $141 million on revenues of $264 million for 2001.


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                         TIMCO Aviation Services, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  April 1, 2003                 By: /s/ C. Robert Campbell
     --------------                    ----------------------------
                                       C. Robert Campbell
                                       Executive Vice President and
                                       Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.